Exhibit 99.1

HUB Security Appoints Ilan Flato, President and CEO of the Israeli Association of Publicly Traded Companies and Former Economic Advisor to the Prime Minister of Israel, to its Board of Directors

TEL AVIV, Israel, April 18, 2023 /PRNewswire/ -- HUB Cyber Security Ltd (NASDAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB Security" or the "Company"), today announced that it has appointed Ilan Flato to its Board of Directors. Mr. Flato is the president and CEO of the Israeli Association of Publicly Traded Companies and the former economic advisor to the Prime Minister of Israel.

“We are thrilled to announce the addition of Ilan Flato to our board of directors. His extensive experience and expertise will make him an invaluable addition to the HUB Security team", said Uzi Moskowitz, CEO of HUB Security. “His contributions are expected to be multi-faceted and will help the Company achieve its goals and objectives while simultaneously ensuring that the Company operates within the boundaries of the law and industry best practices”.

Ilan Flato, president and CEO of the Israeli Association of Publicly Traded Companies, has held senior economic positions in government agencies for 35 years. He has participated in cabinet meetings and economic committees as a former economic advisor to the Prime Minister of Israel. Deputy Director at the Ministry of Finance, he was responsible for managing the budgets of the Ministry of Defense, the Ministry of Foreign Affairs, the Ministry of Justice and the State President's office. Mr. Flato also served as Vice President and Chief Economist for the United Mizrahi Bank, and as a board member of the Israeli Aircraft Industry, the Israeli Military Industry, Rafael and El Al Israel Airlines.

About HUB Security Ltd.

HUB Cyber Security Ltd was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces and began trading as a public company on Nasdaq on March 1, 2023 under the ticker “HUBC.” HUB Security specializes in unique cybersecurity solutions protecting sensitive commercial and government information and is a recognized leader in the rapidly evolving field of zero-trust confidential computing, an area of cybersecurity that provides protection to data even when computers are infected, and administrators are compromised. HUB Security’s computing solutions aim at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. The Company operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB Security and the following: (i) expectations regarding HUB Security's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against HUB Security; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB Security's current operations and future plans; (v) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the business combination; (vii) limited liquidity and trading of HUB Security's securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB Security's final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.